

December 16, 2010

Michael El-Hillow
President and Chief Executive Officer
Evergreen Solar, Inc.
138 Bartlett Street
Marlboro, Massachusetts 01752

> **Re:** **Evergreen Solar, Inc.**
> **Proxy Statement on Schedule 14A**
> **Filed December 6, 2010**
> **File No. 000-31687**

Dear Mr. El-Hillow:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please revise your disclosure to address our comments issued December 16, 2010 on your registration statement on Form S-4, as appropriate.

Where You Can Find Additional Information, page 28

2. We note that you incorporate by reference the information required by Item 13(a) of Schedule 14A. It appears that the information filed on Form 8-K on August 12, 2010 updates information that you have incorporated by reference. Please expand to incorporate this Form 8-K by reference.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aslynn Hogue at (202) 551-3841 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (by facsimile):   John R. Utzschneider, Esq. — Bingham McCutchen LLP